EXHIBIT 99.8

Chunghwa Telecom announces its operating results for August 2015

Date of events: 2015/09/10

Contents:

1.	Date of occurrence of the event: 2015/09/10

2.	Company name: Chunghwa Telecom Co., Ltd.

3.	Relationship to the Company (please enter ”head office” or ”subsidiaries”): head office

4.	Reciprocal shareholding ratios: N.A.

5.	Name of the reporting media: N.A.

6.	Content of the report: N.A.

7.	Cause of occurrence: Chunghwa Telecom’s consolidated revenue for August 2015 was NT$18.81 billion, a 1.3% increase year-over-year. Operating income was NT$4.68 billion and pretax income was NT$4.69 billion. Net income attributable to stockholders of the parent company was NT$3.91 billion and EPS was NT$0.50, growing by 35.7% year-over-year. Year-to-date consolidated revenue through August 2015 was NT$150.86 billion, a 2.0% increase year-over-year. Operating income and pretax income were NT$34.45 billion and NT$35.69 billion, respectively. Net income attributable to stockholders of the parent company was NT$29.55 billion and EPS was NT$3.81, growing by 9.2% year-over-year. Both year-to-date pretax income and EPS remarkably exceeded guidance for the first nine months of 2015. Mobile communications business revenue increased on a year-over-year basis in August, mainly attributed to the increase in mobile value-added service revenue brought forth by the growth of mobile internet subscriber base. Broadband access revenue and HiNet ISP revenue also increased year-over-year. ICT revenue also continued its growth momentum. Operating costs and expenses in August decreased year-over-year mainly due to the early retirement program which caused one-time expenses in August 2014, lower interconnection expenses and depreciation expenses.

8.	Countermeasures: None

9.	Any other matters that need to be specified: None